EXHIBIT 9.1

AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 2 TO THE AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of June 2, 2014, amends that certain Agreement and Plan of Merger, dated as of April 3, 2014, as amended by that certain Amendment to the Agreement and Plan of Merger, dated as of April 16, 2014 (as amended, the “Agreement”), among Prosperity Gas Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Merger Sub Gas Holdings Inc., a Utah corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Sino Gas International Holdings, Inc., a Utah corporation (the “Company”). Parent, Merger Sub and the Company may hereafter be referred to as a “Party” in their individual capacities and as “Parties” collectively.

WHEREAS, the Parties have entered into that certain Agreement, upon the terms and subject to the conditions of which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger and becoming a wholly owned subsidiary of Parent as a result of the Merger;

WHEREAS, the Parties desire to amend Sections 3.05(b), 4.03(b), 6.08(a), 7.01(c), 7.02(e) and 8.02(a) of the Agreement in the manner hereinbelow set forth;

WHEREAS, Section 9.10 of the Agreement provides that the Parties may amend the Agreement by action taken by or on behalf of their respective boards of directors by an instrument in writing at any time prior to the Effective Time;

WHEREAS, the Company Board, acting upon the unanimous recommendation of the Special Committee, has (i) determined that it is in the best interest of the Company and its shareholders (other than holders of the Excluded Shares), and declared it advisable, to enter into this Amendment, (ii) adopted resolutions approving the execution, delivery and performance by the Company of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve the Agreement, as amended by this Amendment, and the Transactions; and

WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, respectively, of this Amendment and the consummation of the transactions contemplated by the Agreement, as amended by this Amendment, and (ii) declared it advisable for Parent and Merger Sub, respectively, to enter into this Amendment;

NOW, THEREFORE, in consideration of the foregoing and the mutual terms herein set forth, the Parties agree, as follows:

1.                  Definitions; References. Unless otherwise specified herein, all capitalized terms used in this Amendment shall have the meanings attributed thereto by the Agreement.

1

2.                  Amendment of Section 3.05(b). Section 3.05(b) of the Agreement is hereby amended to read, as follows:

(b)               The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and the consummation by the Company of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder (including the joining by the Company in the filing of a Schedule 13E-3, the furnishing of a Schedule 14A with the Proxy Statement, and the filing or furnishing of one or more amendments to the Schedule 13E-3 and such Proxy Statement to respond to comments of the Securities and Exchange Commission (the “SEC”), if any, on such documents), (ii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, (iii) for the consents, approvals, authorizations or permits of, or filings with or notifications to, the Governmental Authorities set forth in Section 3.05(b) of the Company Disclosure Letter (collectively, the “Requisite Regulatory Approvals”), (iv) the approval of the applicable Governmental Authority under the AML Rules and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

3.                  Amendment of Section 4.03(b). Section 4.03(b) of the Agreement is hereby amended to read, as follows:

(b)               The execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for compliance with the applicable requirements of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) for the filing of the Articles of Merger and related documentation with the Utah Division pursuant to the URBCA, (iii) for the Requisite Regulatory Approvals, (iv) the approval of the applicable Governmental Authority under the AML Rules and (v) where the failure to obtain or make, as applicable, any such consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority would not be expected to, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions by Parent or Merger Sub or otherwise be materially adverse to the ability of Parent or Merger Sub to perform their material obligations under this Agreement.

4.                  Amendment of Section 6.08(a) of the Agreement. Section 6.08(a) of the Agreement is hereby amended to read, as follows:

SECTION 6.08 Further Action; Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each of the Parties hereto shall, and shall cause each of their respective subsidiaries to, (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Authority that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including, without limitation, with each relevant Governmental Authority with jurisdiction over enforcement of any applicable antitrust or competition Laws with respect to the Transactions, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Authority in connection with such filings or submissions, (y) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Authority, and (z) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Authority in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including, without limitation, employing such resources as are necessary to obtain the Requisite Regulatory Approvals and the approval of the applicable Governmental Authority under the AML Rules. Notwithstanding the foregoing or any other provision of this Agreement, the Company agrees that Parent shall have the right to determine and direct the strategy and process by which the Parties will seek the Requisite Regulatory Approvals and the approval of the applicable Governmental Authority under the AML Rules and shall take the lead in all meetings and communications with any Governmental Authority, including by determining the appropriate timing of any such meeting or communications (including the timing of the submission of any filing with, or the response to any request by, a Governmental Authority or any action to be taken pursuant to this Section 6.08(a)). If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each Party to this Agreement shall use their reasonable best efforts to take all such action.

2

5.                  Amendment to Section 7.01(c) of the Agreement. Section 7.01(c) of the Agreement is hereby amended to read, as follows:

(c) Regulatory Approvals. All Requisite Regulatory Approval and the approval of the applicable Governmental Authority under the AML Rules of the Transactions contemplated by the Agreement shall have been obtained and be in full force and effect, except where the failure to obtain such approval would not, individually or in the aggregate, (i) have a Company Material Adverse Effect or (ii) prevent the consummation of any of the Transactions.

6.                  Amendment of Section 7.02(e) of the Agreement. Section 7.02(e) of the Agreement is hereby amended to read, as follows:

(e) SAFE Registration. (i) Members of management of the Company who are PRC residents shall have duly completed the registration described in Section 6.15(a); and (ii) the Company shall have duly completed the registration described in Section 6.15(b).

3

7.                  Amendment of Section 8.02(a) of the Agreement. Section 8.02(a) of the Agreement is hereby amended to read, as follows:

(a) Long Stop Date. The Merger shall not have been consummated on or before December 31, 2014 (the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.02(a) shall not be available to any Party whose failure to fulfill any of its obligations under this Agreement has been a cause of, or resulted in, the failure to consummate the Merger by such date; or

8.                  Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Merger Sub that (i) it has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and, subject to the approval of the Agreement, as amended by this Amendment, by the Requisite Company Vote, to consummate the Merger; (ii) the execution, delivery and performance by the Company of this Amendment and the consummation by the Company of the Merger have been duly and validly authorized by the Company Board, and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Amendment and consummation by it of the Merger, in each case, subject only to the approval of the Agreement, as amended by this Amendment, by the Requisite Company Vote, all in accordance with the Company’s articles of incorporation and bylaws and the URBCA; (iii) this Amendment has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies; and (iv) none of the requirements or restrictions of any Takeover Statute would apply to prevent the consummation of any of the transactions contemplated by this Amendment or the Agreement, including the Merger, and that the Company Board has adopted such resolutions as are necessary so that the Takeover Statutes are rendered inapplicable to the Merger, any of the other Transactions, this Amendment, the Agreement or any other transaction contemplated by this Amendment or the Agreement.

9.                  Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that (i) each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Amendment, to perform its obligations hereunder and to consummate the Transactions; (ii) the execution, delivery and performance of this Amendment by Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Amendment or to consummate the Transactions; and (iii) this Amendment has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except (a) as limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (b) as limited by Laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

4

10.              Continuation of Agreement as Amended. The Agreement, as amended by this Amendment, shall continue in full force and effect.

11.              Other Miscellaneous Terms

The provisions of Article IX (General Provisions) of the Agreement shall apply mutatis mutandis to this Amendment, and to the Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified by this Amendment.

12.              Execution in Counterparts. This Amendment may be executed in multiple counterparts, any one of which need not contain the signatures or more than one party, but all such counterparts taken together will constitute one and the same instrument. This Amendment may be transmitted to each of the Parties by facsimile or email (.pdf) and each of the Parties may sign the facsimile each of which shall be presumed valid and binding.

[The remainder of the page is intentionally left blank.]

5

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above.

PROSPERITY GAS HOLDINGS LIMITED

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

MERGER SUB GAS HOLDINGS INC.

By:	/s/ Samantha Jennifer Cooper
Name: Samantha Jennifer Cooper
Title: Sole Director

SINO GAS INTERNATIONAL HOLDINGS, INC.

By:	/s/ Robert I. Adler
Name: Robert I. Adler
Title: Chairman of the Special Committee

[Signature Page to Amendment No. 2 to Merger Agreement]